Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$1,051,000	$32.37

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $32.27 is offset against the registration fee due for this offering and of which $1,214,418.84 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 263
(To prospectus dated May 30, 2006
and prospectus supplement dated May 30, 2006)

U.S.$1,051,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

Base Metals Basket Bonus Note

Due June 29, 2010

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

•       Senior unsecured obligations of Lehman Brothers Holdings Inc.

•       CUSIP: 52517P2Y6

•       ISIN: US52517P2Y64

•       The notes are designed for investors who believe that the Component Commodities will have appreciated as of the Valuation Date.

•       Component Commodities: Copper, Nickel, Aluminum and Zinc

•       Copper: Copper—Grade A

•       Nickel: Primary Nickel

•       Aluminum: High Grade Primary Aluminum

•       Zinc: Special High Grade Zinc

•       Maturity Date: June 29, 2010 provided that if such day is not a New York business day, then such day will be the following New York business day.

•       Valuation Date: June 22, 2010; provided that, upon the occurrence of a Disruption Event with respect to a Component Commodity, the Valuation Date for the affected Component Commodity may be postponed (as described in “Disruption Events” below)

•       The notes are not principal protected, even if held to maturity.

•       Denominations: U.S.$1,000 and whole multiples of U.S.$1,000 in excess thereof.

Payments:

•       No interest payments during the term of the notes.

•       Each note will receive a single U.S. dollar payment on the Maturity Date equal to the Redemption Amount.

•       The Redemption Amount is a single U.S. dollar payment on the Maturity Date per $1,000 note equal to the following:

(A)   the sum of $1,000 plus the product of $1,000 times the Basket Return, if the Basket Return is greater than 50.000%;

(B)   the sum of $1,000 plus the product of $1,000 times 50.0%, if the Basket Return is greater than –25.000% but equal to or less than 50.000%; or

(C)   the sum of $1,000 plus the product of $1,000 times the sum of the Basket Return and 25.0%, if the Basket Return is less than or equal to –25.000%.

•   Basket Return: The sum of the Weighted Component Commodity Returns, expressed as a percentage (rounded to three decimal places).

•   Weighted Component Commodity Returns: For each Component Commodity, the Component Commodity Weighting for each Component Commodity multiplied by a quotient, the numerator of which is the difference between the Final Commodity Price for each Component Commodity and the Commodity Strike for each Component Commodity and the denominator of which is the Commodity Strike for each Component Commodity.

•   Component Commodity Weighting: For each Component Commodity, 25%.

•   Commodity Strike: For each Component Commodity, the Commodity Price on the date hereof, as set forth below:

Component Commodity	Commodity Strike
Copper	$7,510
Nickel	$37,605
Aluminum	$2,659.5
Zinc	$3,525

•   Final Commodity Price: For each Component Commodity, the Commodity Price on the Valuation Date.

•   Commodity Price: For each Component Commodity, the official settlement price of that Component Commodity for cash delivery, expressed as the U.S. dollar price per metric ton of the Component Commodity, as made public by the Relevant Exchange (as defined in “Description of the Notes” below) (subject to the occurrence of a Disruption Event (as defined in “Description of the Notes” below)).

The principal amount of your notes is not protected if held to maturity, and you may lose a substantial part of your investment.  If the Basket Return is less than –25.0%, the Redemption Amount per note will be less than, and may be substantially less than, the principal amount invested.  You may lose up to $750 per $1,000 note.

Investing in the notes involves risks.  Risk Factors begin on page PS-4 and on page S-4 of the MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price (1)	100.00%	U.S.$1,051,000
Underwriting discount (2)	2.00%	U.S.$21,020
Proceeds to Lehman Brothers Holdings Inc.	98.00%	U.S.$1,029,980

(1) The price to public includes the cost of hedging Lehman Brothers Holdings’ obligations under the notes through one or more of Lehman Brothers Holdings’ affiliates, which includes the Lehman Brothers Holdings’ affiliates expected cost of providing such hedge as well as the profit Lehman Brothers Holdings’ affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)  Lehman Brothers Inc. will receive commissions equal to $20.00 per $1,000 principal amount, or 2.00%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about June 29, 2007.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities.  It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions.  Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

June 22, 2007

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors” section on page PS-4 of this pricing supplement and page S-4 of the MTN prospectus supplement to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to the performance of a basket (the “Basket”) that measures the performance of Copper—Grade A (“Copper”), Primary Nickel (“Nickel”), High Grade Primary Aluminum (“Aluminum”) and Special High Grade Zinc (“Zinc”). We refer to Copper, Nickel, Aluminum and Zinc as the Component Commodities.  Each of Copper, Nickel, Aluminum and Zinc makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of 25%.

The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on June 29, 2010 (or if such day is not a New York business day, the next succeeding New York business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest before maturity.

What will I receive if I hold the notes until the stated maturity date?

At maturity, you will receive a payment per $1,000 note equal to the following:

 (A)  the sum of $1,000 plus the product of $1,000 times the Basket Return, if the Basket Return is greater than 50.000%;

(B)  the sum of $1,000 plus the product of $1,000 times 50.0%, if the Basket Return is greater than–25.000% but equal to or less than 50.000%; or

(C)  the sum of $1,000 plus the product of $1,000 times the sum of the Basket Return and 25.0%, if the Basket Return is less than or equal to –25.000%.

The Basket Return is the sum of the Weighted Component Commodity Returns, expressed as a percentage (rounded to three decimal places).

The Weighted Component Commodity Return is, for each Component Commodity, the Component Commodity Weighting for each Component Commodity multiplied by a quotient, the numerator of which is the difference between the Final Commodity Price for each Component Commodity and the Commodity Strike for each Component Commodity and the denominator of which is the Commodity Strike for each Component Commodity.

The Commodity Strike is, for each Component Commodity, the Commodity Price on the date hereof, as set forth below:

Component Commodity	Commodity Strike
Copper	$7,510
Nickel	$37,605
Aluminum	$2,659.5
Zinc	$3,525

The Final Commodity Price is, for each Component Commodity, the Commodity Price on the Valuation Date.

The Commodity Price is, for each Component Commodity, the official settlement price of that Component Commodity for cash delivery, expressed as the U.S. dollar price per metric ton of the Component Commodity, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event (as defined in “Description of the Notes” below)).

The Valuation Date is June 22, 2010; provided that, upon the occurrence of a Disruption Event with respect to a Component Commodity, the Valuation Date for the affected Component Commodity may be postponed (as described in “Description of the Notes” below).

The principal amount of your notes is not protected if held to maturity, and you may lose a substantial part of your investment.  If the Basket Return is less than–25.0%, the Redemption Amount per note will be less than, and may be substantially less than, the principal amount invested.  You may lose up to $750 per $1,000 note.

For further information concerning the calculation of the Redemption Amount as well as the Redemption Amount payable if a Disruption Event occurs, see “Description of the Notes” and “What happens in the event of a Disruption Event” below.

You can review hypothetical Redemption Amount payment examples and the historical performance of the Component Commodities under “Description of the Notes—Historical Component Commodity Prices and Basket Return” and “Description of the Notes— Hypothetical Redemption Amount Payment Examples.”

How will I be able to find the prices of Component Commodities at any point in time?

You can obtain the prices of the Component Commodities at any time by calling your Lehman Brothers sales representative.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors” beginning on PS-4 of this pricing supplement and page S-4 of the MTN prospectus supplement.

What about taxes?

We intend to treat the notes as financial contracts, as described under “Certain United States Federal Income Tax Consequences” below and “Supplemental United States Federal Income Tax Consequences—Financial Contracts” in the MTN prospectus supplement. Alternative characterizations are possible which could affect amount, character and timing of income. The notes are subject to complex tax rules and investors should consult their own tax advisors regarding the tax treatment of the notes.

What happens in the event of a Disruption Event?

If the Calculation Agent determines that a Disruption Event (as defined in “Description of the Notes” below) has occurred with respect to the any Component Commodity on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using

•                  for each Component Commodity that did not suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price for that Component Commodity on the scheduled Valuation Date, and

•                  for each Component Commodity that did suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price on the immediately succeeding Exchange Business Day for such Component Commodity on which no Disruption Event occurs or is continuing with respect to such Component Commodity; provided however that if a Disruption Event has occurred or is continuing with respect to a Component Commodity on each of the three scheduled Exchange Business Days following the scheduled Valuation Date, then (a) that third Exchange Business Day shall be deemed the Valuation Date for the affected Component Commodity; and (b) the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on such day in its sole and absolute discretion; under certain circumstances, the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant. See “Description of the Notes”.

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. and its subsidiaries (collectively “Lehman Brothers Holdings”) an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients and high-net-worth clients worldwide. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary—Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings Inc. files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What is the role of Lehman Brothers Inc.?

Lehman Brothers Inc., one of our subsidiaries, will be the Agent and Calculation Agent for purposes of determining the Redemption Amount payable on the Maturity Date as well as determining whether a Disruption Event is in effect.  Potential conflicts of interest may exist between Lehman Brothers Inc. and you as a beneficial owner of the notes. See “Risk

Factors—An affiliate of ours may act as calculation agent on the notes, creating a potential conflict of interest between you and us” in the MTN prospectus supplement and “Description of the Notes” below.

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Asset or in other instruments, such as options, swaps or futures, based on the Reference Asset. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.  See “Risk Factors—Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.” below.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes.  However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

RISK FACTORS

Unlike ordinary debt securities, the return on the notes at maturity depends on the prices of the Component Commodities during the term of the notes. The notes are a riskier investment than ordinary debt securities. Also, the notes are not equivalent to investing directly in the Component Commodities. Before investing in the notes, certain risk factors should be carefully considered by prospective investors in the notes. Risks specific to the notes are described below and are in addition to, and should be read in conjunction with, the risk factors disclosed in the MTN prospectus supplement.

An investment in the notes is subject to risks associated with the performance of the Components Commodities

The notes are not principal protected if held to maturity, and the return on the notes at maturity is dependent on the Basket Return, which in turn depends on the performance of the prices of the Component Commodities (Copper, Nickel, Aluminum and Zinc).  Because the notes do not bear interest, if the Basket Return is equal to –25.0% on the Valuation Date, you will receive at maturity only the principal you invested.  Further, because the notes are not principal protected if held to maturity, if the Basket Return is less than
–25.0%, you will be exposed to a loss of up to 75.0% of the principal you invest in the notes, or a potential loss of $750 on each $1,000 principal amount note.

The prices of the Component Commodities are primarily affected by the global demand for and supply of the Component Commodities (including certain specific factors discussed below), but from time to time may also be significantly affected by speculative actions or currency exchange rates.  Demand for the Component Commodities is significantly linked to the level of global industrial economic activity, but is also influenced by other factors such as government regulations (including environmental or consumption policies) and growth in industrial production and gross domestic product in emerging market countries, such as India or China, that have become oversized users of commodities and therefore increased the extent to which commodities rely on these markets.  In addition to general economic activity and demand, prices for a Component Commodity can be influenced by political events, labor activity and supply disruptions in regions of the world that are major producers of the relevant Component Commodity, and which will tend to affect prices of a Component Commodity worldwide, regardless of the location of the event.  It is impossible to predict what effect these factors will have on the value of any Component Commodity and thus, the return on the notes.

In the event of sudden disruptions in the supplies of a Component Commodity, such as those caused by war, natural events, or accidents, prices of the Component Commodity and futures contracts on the Component Commodity could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon the introduction of new or previously withheld supplies of the Component Commodity into the market or the introduction of substitute products or commodities.  In addition, there are substitutes for each of the Component Commodities in various applications, and the availability and price of these substitutes (and in particular, a decrease in the price of any of these substitute commodities) will also affect demand for a Component Commodity and may have a material adverse effect on the price of a Component Commodity.

Specific factors affecting the price of Aluminum.  The price of aluminum is primarily affected by the global demand for and supply of aluminum, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for aluminum is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for aluminum include the automobile, packaging and construction sectors. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for aluminum in various applications. Their availability and price will also affect demand for aluminum. The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of such aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include transportation problems, labor strikes and shortages of power and raw materials.

Specific factors affecting the price of Copper. The price of copper is primarily affected by the global demand for and supply of copper. Copper is a conductor of electricity, and one of the most significant applications for copper is the production of cable, wire and electrical products for both the electrical and building industries. Construction is another principal industrial application for copper, which is used in pipes for plumbing, heating, ventilation, and air conditioning, along with masonry wiring and sheet metal facing.   Demand for copper products in recent years has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and infrastructure development.  Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity.

Specific factors affecting the price of Nickel. The price of nickel is primarily affected by the global demand for and supply of nickel. Primary nickel improves the durability and strength of steel and provides corrosion resistance, allowing for the production of stainless steel, which is the primary consumer of primary nickel. It is also used in the production of special metal alloys, many of which are used in automotive parts.  Russia has the world’s largest nickel reserves and therefore is the largest nickel producer, while Australia and Canada are also significant producers.

Specific factors affecting the price of Zinc. The price of zinc is primarily affected by the global demand for and supply of zinc.  The manufacture of galvanized steel, which adds protection against corrosion to steel-based building structures, vehicles, machinery and general household equipment, accounts  for a significant percentage of world-wide zinc demand.  Accordingly, the demand for zinc is highly correlated to the supply of and demand for galvanized steel, which is in turn heavily dependent on the automobile and construction sectors.   The largest reserves of zinc concentrate (the raw material) are in Australia, Canada, China and Latin American countries (particularly Peru).

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and our credit ratings.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The prices of the Component Commodities will affect the market value of the notes. It is expected that the market value of the notes will depend on where the prices of the Component Commodities are trading relative to the Commodity Strikes.  The notes are not principal-protected if held to maturity, and if you choose to sell your notes when the price of one or more of the Component Commodities is trading at a level below its respective Commodity Strike, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

The forward prices of the Component Commodities are currently lower than spot prices, which implies a decline in spot prices over time.  Your return on the notes depends solely on the Basket Return being greater than –25.0% on the Valuation Date, which in turn depends on the prices for the Component Commodities having appreciated or having depreciated by less than 25.0% in aggregate relative to their prices on the Trade Date.  However, the prices for the Component Commodities are currently in “backwardation”, meaning that the forward prices are currently lower than the spot prices, and which implies that the prices of the Component Commodities are expected to decrease in the future.  If the prices of the Component Commodities on the Valuation Date decline in the aggregate by 25.0% or more during the term of the notes, the Basket Return will be –25.0% or less, and you may lose up to 75.0% of the principal you invest in the notes, or a potential loss of $750 on each $1,000 principal amount note.

Changes in the volatility of the Component Commodities and their prices are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of one or more of the Component Commodities or the prices of the Component Commodities increases or decreases, the market value of the notes may be adversely affected. The volatility of the Component Commodities and their prices are affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in the Component Commodities and futures contracts on the Component Commodities.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the prices of one or more of the Component Commodities and, therefore, the value of your notes.

Active trading in Component Commodity options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes. Lehman Brothers Commodity Services Inc. and certain other of our affiliates, actively trade the Component Commodities and futures contracts on the Component Commodities on a spot and forward basis and other contracts and products in or related to the Component Commodities and other derivative products (including futures contracts, options on futures contracts and options and swaps on the underlying Component Commodities).  We or our affiliates may also issue or underwrite other financial instruments with returns indexed to the one or more of the Component Commodities or futures contracts on the Component Commodities and derivative commodities. These trading and underwriting activities by us and our affiliates, or by unaffiliated third parties, could adversely affect the prices of the Component Commodities, which could in turn affect the return on and the value of the notes.

The inclusion in the original issue price of the broker’s fee and our cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity

The original issue price of the notes includes the broker’s fee and our cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

The use of a return on a basket of Component Commodities instead of a single Component Commodity return may adversely affect the return on your investment

The Redemption Amount payable on the notes is based on the Basket Return, which in turn is based on the combined performance of the Component Commodities.  Because price movements in the Component Commodities may not correlate with each other, at a time when the price of one or more of the Component Commodities increases, the price of one or more of the other Component Commodities may increase to a lesser extent or may decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Commodities may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Component Commodities.

The notes are subject to risks associated with a lack of diversification

Because the notes are linked to the Component Commodities, it will be less diversified than other notes linked to a broader range of products, and therefore could experience greater volatility.  Additionally, the Component Commodities are concentrated in the base metals sector only.  Therefore, an investment in the notes may carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

The return on your notes may not reflect all developments in the Component Commodities

Because the Redemption Amount will be based on the Basket Return, which in turn is calculated based on the Final Commodity Price for each Component Commodity on the Valuation Date, which is a single Exchange Business Day near the end of the term of the notes, the prices of the Component Commodities at other times during the term of the notes or at the Maturity Date could be higher than the Final Commodity Prices for the Component Commodities on the Valuation Date.  This difference could be particularly large if there is a significant decrease in the prices of the Component Commodities during the latter portion of the term of the notes or if there is significant volatility in the prices of the Component Commodities during the term of the notes, especially on dates near the Valuation Date.

Lack of regulation

The notes are debt securities that are our direct obligations. The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell futures contracts on the Component Commodities on the Relevant Exchange for the benefit of holders of the notes. The notes are not themselves futures contracts on the Component Commodities, and an investment in the notes does not constitute either an investment in the Component Commodities, futures contracts on the Component Commodities or in a collective investment vehicle that trades in the Component Commodities or futures contracts on the Component Commodities.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to the Component Commodities

In the ordinary course of their businesses, affiliates of ours may from time to time express views on expected movements in the price of Copper, Nickel, Zinc, Aluminum and other base metals. These views are sometimes communicated to clients who participate in the markets for the Component Commodities and other base metals. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in the markets for the Component Commodities and other base metals may at any time have significantly different views from those of us or our affiliates.  In connection with your purchase of the notes, you should investigate the Component Commodities and other base metal markets and not rely on views which may be expressed by us or our affiliates in the ordinary course of their businesses with respect to future Component Commodity or other base metal price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Component Commodities. Neither the offering of the notes nor any views which may from time to time be expressed by us or our affiliates in the ordinary course of their businesses with respect to future price movements of the Component Commodities or other base metals constitutes a recommendation as to the merits of an investment in your notes.

Suspension or disruption of market trading in the Component Commodities or futures contracts on the Component Commodities and certain other events may require a postponement in the Valuation Date for one or more of the Component

Commodities, and may adversely affect the value of the notes

Certain events, including events involving the suspension or disruption of market trading in Copper, Nickel, Aluminum or Zinc or Copper, Nickel, Aluminum or Zinc futures contracts, constitute Disruption Events under the terms of the notes.  To the extent any of these events occurs with respect to a Component Commodity and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date for the affected Component Commodity may be postponed until the Disruption Event ceases to be in effect or, if the Disruption Event remains in effect for three scheduled Exchange Business Days after the Valuation Date, the price for the affected Component Commodity used to calculate the Basket Return will be determined by the Calculation Agent in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.  In the event the Valuation Date for one or more Component Commodities is delayed, the Basket Return may be lower, and could result in the Redemption Amount being lower (and potentially resulting in a greater loss of principal), than what you may have anticipated based on the last available price for any affected Component Commodity as of the scheduled Valuation Date.

There are specific risks you should consider relating to the trading of commodities on the London Metal Exchange

The Final Commodity Price of Copper, Nickel, Aluminum and Zinc will be determined by reference to the official cash delivery settlement price of contracts traded on the London Metal Exchange (the “LME”). The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets, and certain features of regulated futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward (depending on the commodity, 63 months forward for each of Aluminum and Copper and 27 months for each of Nickel and Zinc), in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the Valuation Date, the Basket Return and, therefore, the Redemption Amount, could be adversely affected.

DESCRIPTION OF THE NOTES

The U.S.$1,051,000 aggregate principal amount of Base Metals Basket Participation Note Due June 29, 2010 offered hereby are Medium-Term Notes, Series I, of Lehman Brothers Holdings Inc.  The CUSIP number for the notes is 52517P2Y6 and the ISIN number is US52517P2Y64. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in minimum denominations of U.S.$1,000 and in integral multiples of U.S.$1,000 in excess thereof, and will have a stated “Maturity Date” of June 29, 2010 or if such day is not a New York business day, the next succeeding New York business day.

The notes are offered as commodity-linked notes with a Redemption Amount determined by reference to the performance of the price of the Component Commodities on the Valuation Date in relation to the Commodity Strikes (as defined below).

The “Component Commodities” are Copper, Nickel, Aluminum and Zinc.

 “Copper” is Copper—Grade A.

“Nickel” is Primary Nickel.

“Aluminum” is High Grade Primary Aluminum.

“Zinc” is Special High Grade Zinc.

Holders of the notes will receive on the Maturity Date a single payment in U.S. dollars in an amount equal to the Redemption Amount as described below.  No interest will accrue during the term of the notes and no interest will be payable on the Maturity Date except in the event that the Redemption Amount is not paid when due, as described below.

The “Redemption Amount” for each note will be a U.S. dollar payment on the Maturity Date per $1,000 note equal to the following:

 (A)  the sum of $1,000 plus the product of $1,000 times the Basket Return, if the Basket Return is greater than 50.000%;

(B)  the sum of $1,000 plus the product of $1,000 times 50.0%, if the Basket Return is greater than -25.000% but equal to or less than 50.000%; or

(C)  the sum of $1,000 plus the product of $1,000 times the sum of the Basket Return and 25.0%, if the Basket Return is less than or equal to -25.000%.

The principal amount of your notes is not protected if held to maturity, and you may lose a substantial part of your investment.  If the Basket Return is less than -25.0%, the Redemption Amount per note will be less than, and may be substantially less than, the principal amount invested.  You may lose up to $750 per $1,000 note.

The “Trade Date” is the date hereof.

The “Issue Date” is June 29, 2007.

The “Valuation Date” is June 22, 2010; provided that, upon the occurrence of a Disruption Event with respect to a Component Commodity, the Valuation Date for the affected Component Commodity may be postponed (as described in “Disruption Events” below).

The “Basket Return” is the sum of the Weighted Component Commodity Returns, expressed as a percentage (rounded to three decimal places).

The “Weighted Component Commodity Return” is, for each Component Commodity, the Component Commodity Weighting for each Component Commodity multiplied by a quotient, the numerator of which is the difference between the Final Commodity Price for each Component Commodity and the Commodity Strike for each Component Commodity and the denominator of which is the Commodity Strike for each Component Commodity.

The “Commodity Strike” is, for each Component Commodity, the Commodity Price on the date hereof, as set forth below:

Component Commodity	Commodity Strike
Copper	$7,510
Nickel	$37,605
Aluminum	$2,659.5
Zinc	$3,525

The “Final Commodity Price” is, for each Component Commodity, the Commodity Price on the Valuation Date.

The “Commodity Price” is, for each Component Commodity, the official settlement price of that Component Commodity for cash delivery, expressed as the U.S. dollar price per metric ton of the Component Commodity, as made public by the

Relevant Exchange (subject to the occurrence of a Disruption Event).

The “Relevant Exchange” is, for each Component Commodity, the London Metal Exchange, or its successor, or if the London Metal Exchange is no longer the principal exchange or trading market for a Component Commodity or options or futures contracts for such Component Commodity, such other exchange or principal trading market for the relevant Component Commodity as determined in good faith by the Calculation Agent which serves as the source of prices for that Component Commodity, and any principal exchanges where options or futures contracts on that Component Commodity are traded.

If the Calculation Agent determines that a Disruption Event identified in clauses (A), (B) or (C) below relating to one or more Component Commodities is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:

•                  for each Component Commodity that did not suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price for that Component Commodity on the scheduled Valuation Date, and

•                  for each Component Commodity that did suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price on the immediately succeeding Exchange Business Day for such Component Commodity on which no Disruption Event occurs or is continuing with respect to such Component Commodity;

provided however that if a Disruption Event has occurred or is continuing with respect to a Component Commodity on each of the three scheduled Exchange Business Days following the scheduled Valuation Date, then (a) that third Exchange Business Day shall be deemed the Valuation Date for the affected Component Commodity; and (b) the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on such day in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (D) or (E) below relating to one or more Component Commodities is in effect on the Valuation Date, the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

A “Disruption Event” for a Component Commodity means any of the following events, as determined in good faith by the Calculation Agent:

(A)      the suspension of or material limitation on trading in the Component Commodity, or futures contracts or options related to the Component Commodity, on the Relevant Exchange;

(B)        either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Component Commodity, or futures contracts or options related to the Component Commodity, on the Relevant Exchange, or (ii) the disappearance of, or of trading in, the Component Commodity;

(C)        the failure of the Relevant Exchange to publish the official daily settlement price of the Component Commodity for that day (or the information necessary for determining the settlement price);

(D)       the occurrence since the Trade Date of a material change in the content, composition, or constitution of the Component Commodity; or

(E)         the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of the Component Commodity.

For the purpose of determining whether a Disruption Event has occurred:

(1)        a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange;

(2)          a suspension in trading on the Relevant Exchange (without taking into account any extended or after-hours trading session), in a Component Commodity by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3)          suspension of or material limitation on trading on the Relevant Exchange will not include any time when the Relevant Exchange is closed for trading under ordinary circumstances.

An “Exchange Business Day” is a day, as determined by the Calculation Agent, on which the Relevant Exchange is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange closing prior to its scheduled closing time).

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount that may be declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent for the period from and including the Issue Date to but excluding the date of early repayment and will equal, for each note, the Redemption Amount, calculated as though the date of early repayment were the Maturity Date. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claim of the beneficial owner of a note for the period from and including the Issue Date to but excluding the date of early repayment will be capped at the Redemption Amount, calculated as though the date of the commencement of the proceeding were the Maturity Date.

Any overdue payment in respect of any note will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent.  If interest in respect of overdue amounts is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

The “Calculation Agent” means Lehman Brothers Commodity Services Inc.

Historical Price Information

The following charts show the daily Commodity Price for each Component Commodity, expressed as the U.S. dollar price per metric ton, on the LME from June 14, 2002 through June 15, 2007, using historical data obtained from Bloomberg Financial Markets; neither we nor Lehman Brothers Inc. make any representation or warranty as to the accuracy or completeness of these prices.  The historical data on the Commodity Prices are not necessarily indicative of the future performance of the Commodity Prices for the Component Commodities, the Basket Return, or what the value of the notes may be.  Fluctuations in the Commodity Prices for the Component Commodities make it difficult to predict whether or not the Basket Return will be greater or less than -25.000% and consequently, whether the Redemption Amount payable at maturity will be greater or less than the principal amount invested.  Historical fluctuations in the Commodity Prices for the Component Commodities, and the resulting Basket Return, may be greater or lesser than fluctuations experienced by the holders of the notes.

The following chart shows the hypothetical daily historical Basket Return based on the hypothetical composite performance of the Commodity Prices for the Component Commodities on the LME, using historical data from June 14, 2002 through June 15, 2007, obtained from Bloomberg Financial Markets; neither we nor Lehman Brothers Inc. make any representation or warranty as to the accuracy or completeness of these prices.  For purposes of illustration only, the Basket Return shown in the chart below was indexed to a level of 0.0 on June 14, 2002, based upon the Commodity Prices for the Component Commodities on that day, and the composite value of the Component Commodities on any subsequent day was obtained by using the calculation of the Basket Return described above.

Under the terms of the notes and for purposes of calculating the Redemption Amount, the initial Basket Return was indexed to a level of 0.0 on the Trade Date, based on the Commodity Strikes for the Component Commodities on the Trade Date.

Hypothetical Redemption Amount Payment Examples

If the Basket Return is greater than 50.0% on the Valuation Date, the Redemption Amount per $1,000 note payable on the Maturity Date will equal $1,000 plus the product of $1,000 and the Basket Return.  If the Basket Return on the Valuation Date is greater than -25.0% but equal to or less than 50.0%, the Redemption Amount per $1,000 note payable on the Maturity Date will equal $1,000 plus the product of $1,000 and 50.0%.  If the Basket Return on the Valuation Date is less than or equal to -25.0%, the Redemption Amount per $1,000 note payable on the Maturity Date will equal $1,000 plus the product of $1,000 multiplied by the sum of the Basket Return and 25.0%.  The principal amount of your notes is not protected if held to maturity, and you may lose a substantial part of your investment.  If the Basket Return is less than -25.0%, the Redemption Amount per note will be less than, and may be substantially less than, the principal amount invested.  You may lose up to $750 per $1,000 note.

The table and examples below illustrate the hypothetical Redemption Amount at maturity per $1,000 in principal amount of notes, based on hypothetical values for the Basket Return of +100.0% to -100.0% and hypothetical Weighted Component Commodity Returns comprising the associated Basket Return (each of which values will be determined on the Valuation Date).  The examples below also reflect the Commodity Strike values of $7,510 for Copper, $37,605 for Nickel,

$2,659.5 for Aluminum and $3,525 for Zinc (which were set on the Trade Date).  The following results are based solely on the hypothetical examples cited; the trading performances of Copper, Aluminum, Nickel and Zinc and the associated Basket Returns have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Commodity Prices for the Component Commodities or of the Basket Return.  Numbers in the table and examples below have been rounded to two decimal places for ease of analysis.

Basket Return	Percentage Return on Initial Investment	Redemption Amount per $1,000 Note[1]
+100.00%	+100.00%	$2,000
+50.00%	+50.00%	$1,500
+30.00%	+50.00%	$1,500
+25.00%	+50.00%	$1,500
+20.00%	+50.00%	$1,500
+15.00%	+50.00%	$1,500
+10.00%	+50.00%	$1,500
0.00%	+50.00%	$1,500
-10.00%	+50.00%	$1,500
-15.00%	+50.00%	$1,500
-20.00%	+50.00%	$1,500
-25.00%	0.00%	$1,000
-30.00%	-5.00%	$950
-50.00%	-25.00%	$750
-100.00%	-75.00%	$250

(1)             If the Basket Return on the Valuation Date is greater than 50.0% on the Valuation Date, the Redemption Amount per $1,000 note will equal $1,000 + ($1,000 x Basket Return).  If the Basket Return on the Valuation Date is greater than -25.0% but equal to or less than 50.0%, the Redemption Amount per $1,000 note will equal $1,000 + ($1,000 x 50.0%).  If the Basket Return on the Valuation Date is equal to or less than 125.0%, the Redemption Amount per $1,000 note will equal $1,000 + [$1,000 x (Basket Return + 25.0%)].

The following examples illustrate the total returns set forth in the table above, based on various scenarios for the Basket Return:

Example 1:  Copper, Nickel, Aluminum and Zinc each appreciate relative to their Component Commodity Strikes, resulting in a Basket Return of 10.0%.  Since the Basket Return is equal to 10.0% on the Valuation Date, the Redemption Amount, per $1,000 note, equals $1,000 + ($1,000 x 50.0%) or $1,500.

Component Commodity	Commodity Strike (on the Trade Date)	Final Commodity Price (on the Valuation Date)	Appreciation / Depreciation in Commodity Price		Component Commodity Weighting		Weighted Component Commodity Return
Copper	$7,510.00	$8,261.00	10.00%	*	1/4	=	2.50%
Nickel	$37,605.00	$43,245.75	15.00%	*	1/4	=	3.75%
Aluminum	$2,659.50	$2,792.48	5.00%	*	1/4	=	1.25%
Zinc	$3,525.00	$3,877.50	10.00%	*	1/4	=	2.50%
Basket Return						=	10.00%
Redemption Amount						=	$1,500.00

Example 2:  Copper, Nickel, Aluminum and Zinc each depreciate relative to their Component Commodity Strikes, resulting in a Basket Return of -30.0%.  Since the Basket Return is equal to -30.0% on the Valuation Date, the Redemption Amount, per $1,000 note, equals $1,000 + $1,000 x (-30.0% + 25.0%) or $950.

Component Commodity	Commodity Strike (on the Trade Date)	Final Commodity Price (on the Valuation Date)	Appreciation / Depreciation in Commodity Price		Component Commodity Weighting		Weighted Component Commodity Return
Copper	$7,510.00	$6,008.00	-20.00%	*	1/4	=	-5.00%
Nickel	$37,605.00	$22,563.00	-40.00%	*	1/4	=	-10.00%
Aluminum	$2,659.50	$1,994.63	-25.00%	*	1/4	=	-6.25%
Zinc	$3,525.00	$2,291.25	-35.00%	*	1/4	=	-8.75%
	Basket Return					=	-30.00%
	Redemption Amount					=	$950.00

Example 3:  Copper, Aluminum and Nickel each appreciate relative to their Component Commodity Strikes, while Zinc depreciates relative to its Component Commodity Strike, with the depreciation in Zinc partially offsetting the appreciation in Copper and Nickel and resulting in a Basket Return of 50.0%.  Since the Basket Return is equal to 50.0% on the Valuation Date, the Redemption Amount, per $1,000 note, equals $1,000 + ($1,000 x 50.0%) or $1,500.

Component Commodity	Commodity Strike (on the Trade Date)	Final Commodity Price (on the Valuation Date)	Appreciation/ Depreciation in Commodity Price		Component Commodity Weighting		Weighted Component Commodity Return
Copper	$7,510.00	$13,518.00	80%	*	1/4	=	20.00%
Nickel	$37,605.00	$75,210.00	100%	*	1/4	=	25.00%
Aluminum	$2,659.50	$3,723.30	40%	*	1/4	=	10.00%
Zinc	$3,525.00	$2,820.00	-20%	*	1/4	=	-5.00%
	Basket Return					=	50.00%
	Redemption Amount					=	$1,500.00

Example 4:  Copper, Aluminum and Zinc each depreciate relative to their Commodity Strikes, while Nickel appreciates relative to its Commodity Strike, with the depreciation in Copper and Zinc more than offsetting the appreciation in Nickel and resulting in a Basket Return of -10.0%.  Since the Basket Return is equal to —10.0% on the Valuation Date, the Redemption Amount, per $1,000 note, equals $1,000 + ($1,000 x 50.0%) or $1,500.

Component Commodity	Commodity Strike (on the Trade Date)	Final Commodity Price (on the Valuation Date)	Appreciation/ Depreciation in Commodity Price		Component Commodity Weighting		Weighted Component Commodity Return
Copper	$7,510.00	$6,008.00	-20.00%	*	1/4	=	-5.00%
Nickel	$37,605.00	$48,886.50	30.00%	*	1/4	=	7.50%
Aluminum	$2,659.50	$2,393.55	-10.00%	*	1/4	=	-2.50%
Zinc	$3,525.00	$2,115.00	-40.00%	*	1/4	=	-10.00%
	Basket Return					=	–10.0%
	Redemption Amount					=	$1,500.00

Example 5:  Copper, Nickel, Aluminum and Zinc each depreciate relative to their Commodity Strikes, resulting in a Basket Return of —80.0%.  Since the Basket Return is equal to —100.0% on the Valuation Date, the Redemption Amount, per $1,000 note, equals $1,000 + $1,000 x (—80.0% + 25.0%) or $450.

Component Commodity	Commodity Strike (on the Trade Date)	Final Commodity Price (on the Valuation Date)	Appreciation / Depreciation in Commodity Price		Component Commodity Weighting		Weighted Component Commodity Return
Copper	$7,510.00	$1,502.00	–80%	*	1/4	=	–20.00%
Nickel	$37,605.00	$3,760.50	–90%	*	1/4	=	–22.50%
Aluminum	$2,659.50	$531.90	–80%	*	1/4	=	–20.00%
Zinc	$3,525.00	$1,057.50	–70%	*	1/4	=	–17.50%
			Basket Return			=	–80.00%
			Redemption Amount			=	$450.00

Example 6:  Copper, Nickel, Aluminum and Zinc each appreciate relative to their Commodity Strikes, resulting in a Basket Return of 100.0%.  Since the Basket Return is equal to 100.0% on the Valuation Date, the Redemption Amount, per $1,000 note, equals $1,000 + ($1,000 x 100.0%) or $2,000.

Component Commodity	Commodity Strike (on the Trade Date)	Final Commodity Price (on the Valuation Date)	Appreciation / Depreciation in Commodity Price		Component Commodity Weighting		Weighted Component Commodity Return
Copper	$7,510.00	$15,771.00	110.00%	*	1/4	=	27.50%
Nickel	$37,605.00	$71,449.50	90.00%	*	1/4	=	22.50%
Aluminum	$2,659.50	$4,787.10	80.00%	*	1/4	=	20.00%
Zinc	$3,525.00	$7,755.00	120.00%	*	1/4	=	30.00%
			Basket Return			=	100.00%
			Redemption Amount			=	$2,000.00

INFORMATION ON THE COMPONENT COMMODITIES

The Redemption Amount payable on the Maturity Date will be determined by the Basket Return, which is dependent on the official settlement price on the Valuation Date of Copper, Nickel, Aluminum and Zinc for cash delivery, expressed as the U.S. dollar price per metric ton of Copper, Nickel, Aluminum and Zinc, as made public by the LME.  Lehman Brothers Holdings Inc. has derived all information regarding the commodities futures markets, the LME and the trading of Copper, Nickel, Aluminum and Zinc on the LME from publicly available sources.  Information concerning the LME and Copper, Nickel, Aluminum and Zinc trading on the LME reflects the policies of, and is subject to change without notice by, the LME.  Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The daily Commodity Price for each Component Commodity is published on (a) for Copper, Bloomberg page “LOCADY Commodity <Go>“, (b) for Nickel, Bloomberg page “LONIDY Commodity <Go>“, (c) for Aluminum, Bloomberg page “LOAHDY and (d) for Zinc, Bloomberg page “LOZSDY Commodity <Go>“. Each daily Commodity Price is also displayed on Reuters page MTLE.

The Commodity Futures Markets

An exchange-traded futures contract is a bi-lateral contract that provides for the future purchase and sale of a specified type and quantity of a commodity for a fixed price. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

Futures contracts are traded on organized exchanges, known as “contract markets”, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.  The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction.  U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC.  Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Financial Services Authority (FSA) in the United Kingdom).  Because the notes do not constitute futures contracts or commodity options, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC, the FSA or any other non-U.S. regulatory authority.

Information on Copper, Nickel, Aluminum and Zinc Trading on the LME

According to publicly available information, the LME was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of Copper, Nickel, Aluminum and Zinc — as well as lead, tin and aluminum alloy — are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers.  Further, the LME does not require client orders to be exposed to the market via LME Select, inter-office dealing or the floor of the exchange trading, and LME members may, at their option (unless they have specific client instructions to the contrary) cross the order against their own book or that of another customer, rather than expose it to the market.  As a result price discovery will take place against LME members’ net exposures during the relevant LME second ring (as discussed below).

In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, LME contracts are be established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward (depending on the commodity).  Further, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The trading on the LME is transacted through open-outcry sessions on the LME floor, electronically on LME Select (the LME’s official electronic trading platform) and through inter-office dealing, which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:45 am to 1:05 pm and from 2:55 to 4:15 pm, London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

The LME is not a cash-cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the FSA.

Aluminum was introduced as a contract on the LME in December 1978 and today’s High Grade Primary Aluminum Contract began trading in August 1987.  Aluminum trades on the LME in units of 25 metric tons and the settlement price of Aluminum for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement.  Aluminum contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 63 months.

Copper has traded on the LME since its establishment.  The Copper contract traded on the LME was upgraded to High Grade Copper in November 1981 and again to the current Copper — Grade A contract in June 1986.  Copper trades on the LME in units of 25 metric tons and the settlement price of Copper for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement.  Copper contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 63 months.

Nickel has traded on the LME since 1979.  The Nickel contract is for primary nickel.  Nickel trades on the LME in units of 6 metric tons and the settlement price of Nickel for cash delivery is the price for the contract , expressed as U.S. dollars per metric ton, scheduled for same-day settlement.  Nickel contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 27 months.

Zinc has traded on the LME unofficially since its establishment and officially since 1915, and the Zinc contract has undergone a number of upgrades, most recently to the current Special High Grade contract in June 1986.  Zinc trades on the LME in units of 25 metric tons and the settlement price of Zinc for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement.  Zinc contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 27 months.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the notes as financial contracts, as described under “Supplemental United States Federal Income Tax Consequences-Financial Contracts” in the MTN prospectus supplement. Alternative characterizations are possible which could affect amount, character and timing of income. The notes are subject to complex tax rules and investors should consult their own tax advisors regarding the tax treatment of the notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement (the “Purchase Price”). The Agent is committed to take and pay for all of the notes, if any are taken.

The Agent proposes to offer the notes initially at a price equal to the public offering price on the cover of this pricing supplement, and to certain dealers at a discount to the Purchase Price. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

It is expected that delivery of the notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$1,051,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

Base Metals Basket Bonus Note Due June 29, 2010

PRICING SUPPLEMENT
JUNE 22, 2007

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND

PROSPECTUS
DATED MAY 30, 2006)

LEHMAN BROTHERS